Ad hoc announcement pursuant to Art. 53 LR	Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com https://twitter.com/novartisnews

FINANCIAL RESULTS | FINANZERGEBNISSE

Novartis continues strong momentum in Q3 with 10% sales growth, 20% core operating income growth, and important innovation milestones; raises FY 2024 guidance

•	Q3 net sales grew +10% (cc1, +9% USD) with core operating income up +20% (cc, +17% USD)
o	Sales growth driven by continued strong performance from Entresto (+26% cc), Cosentyx (+28% cc), Kisqali (+43% cc), Kesimpta (+28% cc), Pluvicto (+50% cc) and Leqvio (+119% cc)
o	Core operating income margin 40.1%, +340 basis points (cc), mainly driven by higher net sales
•	Q3 operating income grew +123% (cc, +106% USD); net income up +121% (cc, +111% USD)
•	Q3 core EPS grew +20% (cc, +18% USD) to USD 2.06
•	Q3 free cash flow[1] of USD 6.0 billion (+18% USD) driven by higher net cash flows from operating activities
•	Strong nine months performance with sales up +11% (cc, +9% USD) and core operating income up +20% (cc, +17% USD)
•	Q3 selected innovation milestones:
o	Kisqali FDA approval and positive CHMP opinion for HR+/HER2- stage II and III eBC
o	Fabhalta FDA accelerated approval for IgAN
o	Pluvicto FDA filing for pre-taxane mCRPC
•	Full-year 2024 guidance raised[2]
o	Net sales expected to grow low double-digit (from high single to low double-digit)
o	Core operating income expected to grow high teens (from mid to high teens)

Basel, October 29, 2024 – commenting on Q3 2024 results, Vas Narasimhan, CEO of Novartis, said:
“Novartis delivered another quarter of strong operational performance in Q3, with sales up 10% and core operating income up 20%. All key growth drivers contributed to the momentum. We achieved important indications expansions for Kisqali in early breast cancer and Fabhalta in IgA nephropathy, and we completed our PSMAfore filing for Pluvicto in the US. With the momentum in our business and pipeline, we were able to once again upgrade our full-year guidance and remain highly confident in our mid-term outlook.”

Key figures	Continuing operations[3]
	Q3 2024	Q3 2023	% change		9M 2024	9M 2023	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 823	11 782	9	10	37 164	34 017	9	11
Operating income	3 627	1 762	106	123	11 014	7 187	53	61
Net income	3 185	1 513	111	121	9 119	5 934	54	62
EPS (USD)	1.58	0.73	116	127	4.50	2.84	58	67
Free cash flow	5 965	5 043	18		12 618	11 019	15
Core operating income	5 145	4 405	17	20	14 635	12 551	17	20
Core net income	4 133	3 585	15	17	11 822	10 320	15	18
Core EPS (USD)	2.06	1.74	18	20	5.83	4.95	18	21
1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 46 of the Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.    2. Please see detailed guidance assumptions on page 7.    3. As defined on page 35 of the Interim Financial Report, Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and the continuing corporate activities and Discontinued operations include operational results from the Sandoz business.

Strategy

Our focus

In 2023, Novartis completed its transformation into a “pure-play” innovative medicines business. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.

Our priorities

1.	Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2.
Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.

3.	Strengthening foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.

Financials

Following the September 15, 2023, shareholder approval of the spin-off of Sandoz, Novartis reported its consolidated financial statements as “continuing operations” and “discontinued operations.”

Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and the continuing corporate activities. Discontinued operations include the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off.

While the commentary below focuses on continuing operations, we also provide information on discontinued operations.

Continuing operations

Third quarter

Net sales were USD 12.8 billion (+9%, +10% cc), with volume contributing 12 percentage points to growth. Generic competition had a negative impact of 2 percentage points and pricing was flat.

Operating income was USD 3.6 billion (+106%, +123% cc), mainly driven by lower impairments and higher net sales, partly offset by higher R&D investments.

Net income was USD 3.2 billion (+111%, +121% cc), mainly driven by higher operating income. EPS was USD 1.58 (+116%, +127% cc), benefiting from the lower weighted average number of shares outstanding.

Core operating income was USD 5.1 billion (+17%, +20% cc), mainly driven by higher net sales, partly offset by higher R&D investments. Core operating income margin was 40.1% of net sales, increasing 2.7 percentage points (+3.4 percentage points cc).

Core net income was USD 4.1 billion (+15%, +17% cc), mainly due to higher core operating income. Core EPS was USD 2.06 (+18%, +20% cc), benefiting from the lower weighted average number of shares outstanding.

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Free cash flow from continuing operations amounted to USD 6.0 billion (+18% USD), compared with USD 5.0 billion in the prior-year quarter, driven by higher net cash flows from operating activities from continuing operations.

Nine months

Net sales were USD 37.2 billion (+9%, +11% cc) with volume contributing 14 percentage points to growth. Generic competition had a negative impact of 2 percentage points and pricing had a negative impact of 1 percentage point.

Operating income was USD 11.0 billion (+53%, +61% cc), mainly driven by higher net sales, lower impairments and restructuring charges, partly offset by prior-year one-time income from legal matters and higher R&D investments.

Net income was USD 9.1 billion (+54%, +62% cc), mainly driven by higher operating income. EPS was USD 4.50 (+58%, +67% cc), benefiting from the lower weighted average number of shares outstanding.

Core operating income was USD 14.6 billion (+17%, +20% cc), mainly driven by higher net sales, partly offset by higher R&D investments. Core operating income margin was 39.4% of net sales, increasing 2.5 percentage points (+3.2 percentage points cc).

Core net income was USD 11.8 billion (+15%, +18% cc), mainly due to higher core operating income. Core EPS was USD 5.83 (+18%, +21% cc), benefiting from the lower weighted average number of shares outstanding.

Free cash flow from continuing operations amounted to USD 12.6 billion (+15% USD), compared with USD 11.0 billion in the prior-year period, driven by higher net cash flows from operating activities from continuing operations.

Discontinued operations

Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars division, certain corporate activities attributable to Sandoz and certain other expenses related to the spin-off of the Sandoz business.

Third quarter

As the Sandoz spin-off was completed on October 3, 2023, there were no operating results in the third quarter of 2024 related to discontinued operations. In the third quarter of 2023, discontinued operations net sales were USD 2.5 billion, operating loss amounted to USD 86 million and net income from discontinued operations was USD 250 million. For further details see Note 3 “Significant acquisition of businesses and spin-off of Sandoz business” and Note 11 “Discontinued operations” to the condensed interim consolidated financial statements.

Nine months

As the Sandoz spin-off was completed on October 3, 2023, there were no operating results in the first nine months of 2024 related to discontinued operations. In the first nine months of 2023, discontinued operations net sales were USD 7.4 billion, operating income amounted to USD 265 million and net income from discontinued operations was USD 440 million. For further details see Note 3 “Significant acquisition of businesses and spin-off of Sandoz business” and Note 11 “Discontinued operations” to the condensed interim consolidated financial statements.

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Total Company

Third quarter

Total Company net income was USD 3.2 billion in 2024, compared to USD 1.8 billion in 2023 and basic EPS was USD 1.58 compared to USD 0.85 in prior year quarter. Net cash flows from operating activities for total Company amounted to USD 6.3 billion and free cash flow amounted to USD 6.0 billion.

Nine months

Total Company net income was USD 9.1 billion in 2024, compared to USD 6.4 billion in 2023 and basic EPS was USD 4.50 compared to USD 3.05 in prior year. Net cash flows from operating activities for total Company amounted to USD 13.4 billion and free cash flow amounted to USD 12.6 billion.

Q3 key growth drivers

Underpinning our financial results in the quarter is a continued focus on key growth drivers (ranked in order of contribution to Q3 growth) including:

Entresto
(USD 1 865 million, +26% cc) sustained robust, demand-led growth, with increased penetration in the US and Europe following guideline-directed medical therapy in heart failure, as well as in China with increased penetration in hypertension

Cosentyx
(USD 1 693 million, +28% cc) sales grew mainly in the US, Europe and emerging growth markets, driven by recent launches (including the HS indication and the IV formulation in the US) and volume growth in core indications

Kisqali
(USD 787 million, +43% cc) sales grew strongly across all regions, based on increasing recognition of its overall survival benefit in HR+/HER2- advanced breast cancer and Category 1 NCCN guidelines recommendation

Kesimpta
(USD 838 million, +28% cc) sales grew reflecting increased demand for a high efficacy product with convenient self-administered dosing; the prior-year period benefited from a one-time revenue deduction adjustment in Europe

Pluvicto
(USD 386 million, +50% cc) sales grew in the US and Europe. Q3 sales benefited from a one-time revenue deduction adjustment in Europe. With supply now unconstrained, the focus is on increasing share in established RLT sites, while opening new sites and referral pathways, and initiating new patients

Leqvio	(USD 198 million, +119% cc) continued to show steady growth, with a focus on increasing account and patient adoption, and continuing medical education
Jakavi	(USD 500 million, +18% cc) sales grew across all regions driven by strong demand across indications
Scemblix	(USD 182 million, +72% cc) sales grew across all regions demonstrating the continued high unmet need in CML
Tafinlar + Mekinist	(USD 534 million, +12% cc) sales grew mainly in the US and emerging growth markets, driven by increased demand
Xolair	(USD 418 million, +15% cc) grew mainly in emerging growth markets and Europe
Fabhalta	(USD 44 million) launch continues in PNH with an approval in IgAN in Q3
Ilaris	(USD 372 million, +12% cc) sales grew across all regions, led by the US and Europe
Lutathera	(USD 190 million, +19% cc) sales grew across all regions due to increased demand and earlier line adoption (within indication) in the US and Japan
Emerging Growth Markets*	Grew +12% (cc) overall. China grew +18% (cc) to USD 1.0 billion, mainly driven by Entresto, Cosentyx and Leqvio
*All markets except the US, Canada, Western Europe, Japan, Australia, and New Zealand

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Net sales of the top 20 brands in the third quarter and nine months

	Q3 2024	% change		9M 2024	% change
	USD m	USD	cc	USD m	USD	cc
Entresto	1 865	26	26	5 642	28	30
Cosentyx	1 693	27	28	4 545	24	25
Kesimpta - excl. PY revenue deduction adjust.	838	28 55	28 56	2 274	49 61	49 62
Kisqali	787	40	43	2 131	45	48
Promacta/Revolade	569	-1	0	1 633	-4	-3
Tafinlar + Mekinist	534	11	12	1 531	7	9
Jakavi	500	17	18	1 449	14	16
Tasigna	419	-10	-9	1 260	-10	-9
Xolair	418	13	15	1 244	15	17
Ilaris	372	11	12	1 096	12	16
Pluvicto - excl. revenue deduction adjust.	386	51 37	50 36	1 041	47 42	47 42
Sandostatin Group	305	-10	-8	973	-3	-1
Zolgensma	308	0	1	952	3	4
Lucentis	245	-33	-32	834	-29	-28
Exforge Group	174	-7	-4	544	-2	1
Lutathera	190	19	19	534	17	17
Leqvio	198	120	119	531	129	130
Scemblix	182	72	72	482	67	69
Galvus Group	159	-12	-6	458	-15	-8
Diovan Group	150	-2	2	450	-3	1
Top 20 brands total	10 292	17	18	29 604	17	19

R&D update - key developments from the third quarter

New approvals
Kisqali (ribociclib)
FDA approved Kisqali with a broad indication for HR+/HER2- stage II and III early breast cancer (eBC) at high risk of recurrence, approximately doubling the population eligible for CDK4/6 inhibitor adjuvant therapy, with the inclusion of those without nodal involvement. In addition, the CHMP issued a positive opinion for Kisqali in eBC in October.

Fabhalta (iptacopan)	FDA granted accelerated approval to Fabhalta for the reduction of proteinuria in adults with primary immunoglobulin A nephropathy (IgAN) at risk of rapid disease progression.

Regulatory updates
Pluvicto (lutetium Lu177 vipivotide tetraxetan)	Completed FDA submission for Pluvicto pre-taxane mCRPC label expansion based on the positive Phase III PSMAfore study.

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Scemblix (asciminib)
FDA granted Priority Review status to Scemblix for the treatment of newly diagnosed adult patients with Philadelphia chromosome-positive CML in chronic phase (Ph+ CML-CP). Scemblix is also under regulatory review in this indication in key international markets worldwide, including in China and Japan.

Fabhalta (iptacopan)	Submissions for the treatment of C3 glomerulopathy (C3G) completed in the EU, China and Japan.

Results from ongoing trials and other highlights
Kisqali (ribociclib)
Results from a four-year post-hoc analysis of the pivotal Phase III NATALEE trial showed the addition of Kisqali to endocrine therapy (ET) in patients with stage II and III HR+/HER2- eBC reduced the risk of recurrence by 28.5% compared to ET alone. This invasive disease-free survival benefit was consistent across all pre-specified patient subgroups, including those with node-negative disease. Results were also consistent across secondary efficacy endpoints, with a trend for improvement in overall survival. Safety and tolerability remained consistent with previously reported results. Data presented at ESMO Congress 2024.

Leqvio (inclisiran)
In the Phase III V-MONO study, Leqvio demonstrated clinically meaningful and statistically significant low-density lipoprotein cholesterol (LDL-C) lowering versus both placebo and ezetimibe in patients who were at low or moderate risk of developing atherosclerotic cardiovascular disease (ASCVD) and not receiving lipid-lowering therapy. Novartis plans to present results from this trial at an upcoming medical meeting and share with regulatory agencies including FDA.

Kesimpta (ofatumumab)
Data from the ALITHIOS open-label extension study showed first-line Kesimpta treatment for up to six years led to less disability and disease progression in recently diagnosed (≤3 years) and treatment-naïve people with relapsing multiple sclerosis (RMS), compared to those who switched from teriflunomide.

In the separate US-based single-arm OLIKOS Phase IIIb study, all clinically stable RMS patients who switched from intravenous anti-CD20 therapy to Kesimpta showed no new gadolinium-enhancing (Gd+) T1 lesions at 12 months. Data from both studies were presented at the ECTRIMS 2024 Annual Meeting.

Pelabresib
Based on Novartis review of 48-week data from the Phase III MANIFEST-2 study, longer follow-up time is needed to determine, in consultation with Health Authorities, the regulatory path for pelabresib in myelofibrosis. We will continue to follow patients in MANIFEST-2 and evaluate the potential for additional studies to support registration. The 48-week data will be presented at an upcoming medical meeting.

XXB750
Novartis will not advance further development of XXB750 in resistant hypertension and heart failure, following current scientific assessment and review of available data from early investigational studies.

BD&L
Novartis, in collaboration with Versant Ventures, established Borealis Biosciences, an independent, discovery-stage biotechnology company focused on developing next-generation RNA-based medicines for kidney diseases. Under the agreement, Novartis has the option to acquire two future development-ready programs to augment its renal portfolio, a strategic area of focus for the company.

Novartis entered into a collaboration agreement with Generate:Biomedicines to discover and develop protein therapeutics across multiple disease areas with generative AI. The collaboration will combine Generate’s AI platform with Novartis expertise and capabilities in target biology, biologics development, and clinical development to create novel therapeutics and to accelerate the pace of drug discovery and development.

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Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure, and attractive shareholder returns remains a priority.

During the first nine months of 2024, Novartis repurchased a total of 52.7 million shares for USD 5.7 billion on the SIX Swiss Exchange second trading line. These purchases included 45.4 million shares (USD 4.8 billion) under the up-to USD 15 billion share buyback announced in July 2023 (with up to USD 7.9 billion still to be executed). In addition, 7.3 million shares (USD 0.9 billion) were repurchased to mitigate dilution related to participation plans of associates, with the remainder of repurchases for this purpose to be executed in Q4 2024. Further, 1.1 million shares (for an equity value of USD 0.1 billion) were repurchased from associates. In the same period, 9.1 million shares (for an equity value of USD 0.8 billion) were delivered as a result of share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 44.7 million versus December 31, 2023. These treasury share transactions resulted in an equity decrease of USD 5.0 billion and a net cash outflow of USD 5.5 billion.

As of September 30, 2024, net debt increased to USD 16.3 billion compared to USD 10.2 billion net debt at December 31, 2023. The increase was mainly due to the free cash flow of USD 12.6 billion being more than offset by the USD 7.6 billion annual dividend payment, net cash outflow for M&A / intangible assets transactions of USD 5.5 billion, and cash outflow for treasury share transactions of USD 5.5 billion.

As of Q3 2024, the long-term credit rating for the company is Aa3 with Moody’s Ratings and AA- with S&P Global Ratings.

2024 outlook

Barring unforeseen events; growth vs prior year in cc		Previous guidance
Net sales	Expected to grow low double-digit	(from high single to low double-digit)
Core operating income	Expected to grow high teens	(from mid to high teens)

Key assumptions:
•	We assume Tasigna, Promacta and Entresto US generic entry mid-2025 for forecasting purposes

Foreign exchange impact

If late-October exchange rates prevail for the remainder of 2024, the foreign exchange impact for the year would be negative 1 percentage point on net sales and negative 3 to negative 4 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

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Key figures1

Continuing operations[2]	Q3 2024	Q3 2023	% change		9M 2024	9M 2023	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 823	11 782	9	10	37 164	34 017	9	11
Operating income	3 627	1 762	106	123	11 014	7 187	53	61
As a % of sales	28.3	15.0			29.6	21.1
Net income	3 185	1 513	111	121	9 119	5 934	54	62
EPS (USD)	1.58	0.73	116	127	4.50	2.84	58	67
Cash flows from operating activities	6 286	5 304	19		13 426	11 673	15
Non-IFRS measures
Free cash flow	5 965	5 043	18		12 618	11 019	15
Core operating income	5 145	4 405	17	20	14 635	12 551	17	20
As a % of sales	40.1	37.4			39.4	36.9
Core net income	4 133	3 585	15	17	11 822	10 320	15	18
Core EPS (USD)	2.06	1.74	18	20	5.83	4.95	18	21

Discontinued operations[2]	Q3 2024	Q3 2023	% change		9M 2024	9M 2023	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales		2 476	nm	nm		7 428	nm	nm
Operating (loss)/income		-86	nm	nm		265	nm	nm
As a % of sales		-3.5				3.6
Net income		250	nm	nm		440	nm	nm
Non-IFRS measures
Core operating income		250	nm	nm		1 185	nm	nm
As a % of sales		10.1				16.0

Total Company	Q3 2024	Q3 2023	% change		9M 2024	9M 2023	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net income	3 185	1 763	nm	nm	9 119	6 374	nm	nm
EPS (USD)	1.58	0.85	nm	nm	4.50	3.05	nm	nm
Cash flows from operating activities	6 286	5 378	nm	nm	13 426	11 911	nm	nm
Non-IFRS measures
Free cash flow	5 965	5 043	nm	nm	12 618	11 038	nm	nm
Core net income	4 133	3 784	nm	nm	11 822	11 209	nm	nm
Core EPS (USD)	2.06	1.83	nm	nm	5.83	5.37	nm	nm
nm=not meaningful

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 46 of the Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
2. As defined on page 35 of the Interim Financial Report, Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and the continuing corporate activities and Discontinued operations include operational results from the Sandoz business.

Detailed financial results accompanying this press release are included in the Interim Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/6504f5e3-a14c-43ba-8b72-44dcc5a45156/

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Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “may,” “can,” “will,” “continue,” “ongoing,” “grow,” “launch,” “expect,” “deliver,” “focus,” “address,” “accelerate,” “deliver,” “remain,” “scaling,” “guidance,” “outlook,” “long-term,” “priority,” “potential,” “momentum,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding results of ongoing clinical trials; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings; or by discussions of strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; or regarding our capital structure; or regarding the consequences of the spin-off of Sandoz and our transformation into a “pure-play” innovative medicines company. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee expected benefits or synergies from the transactions described in this press release will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things: uncertainties regarding the success of key products, commercial priorities and strategy; uncertainties in the research and development of new products, including clinical trial results and additional analysis of existing clinical data; uncertainties regarding the use of new and disruptive technologies, including artificial intelligence; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; our ability to realize the intended benefits of our separation of Sandoz into a new publicly traded standalone company; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; uncertainties in the development or adoption of potentially transformational digital technologies and business models; uncertainties surrounding the implementation of our new IT projects and systems; uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems; uncertainties regarding actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this press release; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major political, macroeconomic and business developments, including impact of the war in certain parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis.

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About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 9:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.

Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on our business and pipeline of selected compounds in late-stage development. A copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.

Important dates
November 20-21, 2024	Meet Novartis Management 2024 (London, UK)
December 9, 2024	Impact & Sustainability annual investor event (virtual)
January 31, 2025	Fourth quarter & full year 2024 results

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